                                                      PURSUANT TO RULE 424(b)(5)
                                                      REGISTRATION NO. 333-27155
PROSPECTUS SUPPLEMENT
(To Prospectus dated May 22, 1997)
                                4,000,000 SHARES
                              TRAVELERS GROUP INC.
                               DEPOSITARY SHARES
                     EACH REPRESENTING 1/5TH OF A SHARE OF
                  6.231% CUMULATIVE PREFERRED STOCK, SERIES H
                                ---------------

    Each Depositary Share (a "Depositary Share") represents ownership of 1/5th of a share of 6.231% Cumulative Preferred Stock, Series H, $1.00 par value per share (the "Series H Preferred Stock"), of Travelers Group Inc., a Delaware corporation (the "Company"), to be deposited with The Bank of New York as Depositary and, through the Depositary, entitles the holder, proportionately, to all rights, preferences and privileges of the Series H Preferred Stock represented thereby. The proportionate stated value of each Depositary Share is $50.00. See "Description of Depositary Shares."

    The Series H Preferred Stock will not be redeemable prior to September 8, 2007. On or after such date the Series H Preferred Stock will be redeemable at the option of the Company, in whole or in part, upon not less than 30 days' notice, at a redemption price equal to $250.00 per share of Series H Preferred Stock (equivalent to $50.00 per Depositary Share) plus dividends accrued and unpaid to the redemption date.

    Dividends on the Series H Preferred Stock will be cumulative from the date of issuance and are payable quarterly, commencing November 1, 1997. The amount of dividends payable in respect of the Series H Preferred Stock will be adjusted in the event of certain amendments to the Internal Revenue Code of 1986, as amended, in respect of the dividends-received deduction. See "Description of Series H Preferred Stock--Dividends."

    Application will be made to list the Depositary Shares on the New York Stock Exchange. Trading of the Depositary Shares on the New York Stock Exchange is expected to commence within a 30-day period after the initial delivery of the Depositary Shares. The shares of Series H Preferred Stock represented by the Depositary Shares will not be so listed, and the Company does not expect that there will be any public trading market for the Series H Preferred Stock except as represented by the Depositary Shares.
                           --------------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT
         OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                                                                         UNDERWRITING
                                                 PRICE TO               DISCOUNTS AND              PROCEEDS TO
                                                PUBLIC(1)               COMMISSIONS(2)            COMPANY(1)(3)
Per Depositary Share                              $50.00                    $1.00                     $49.00
Total                                          $200,000,000               $4,000,000               $196,000,000

(1) Plus accrued dividends, if any, from the date of issuance.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting expenses payable by the Company estimated to be $150,000.
                         ------------------------------

    The Depositary Shares are offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that delivery of Depositary Receipts will be made at the offices of Smith Barney Inc., 388 Greenwich Street, New York, New York 10013, on or about September 8, 1997 against payment therefor in immediately available funds.

                           --------------------------

SMITH BARNEY INC.                                                LEHMAN BROTHERS

September 3, 1997

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE DEPOSITARY SHARES, INCLUDING BY ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS OR IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

    FOR NORTH CAROLINA INVESTORS: THE COMMISSIONER OF INSURANCE OF THE STATE OF NORTH CAROLINA HAS NOT APPROVED OR DISAPPROVED THIS OFFERING NOR HAS SUCH COMMISSIONER RULED UPON THE ACCURACY OR THE ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS.

                            ------------------------

                                  THE COMPANY

    The Company is a financial services holding company engaged, through its subsidiaries, principally in four business segments: Investment Services, Consumer Finance Services, Property & Casualty Insurance Services and Life Insurance Services.

    The Company's Investment Services segment consists of investment banking, asset management, brokerage and other financial services provided through Smith Barney Holdings Inc. and its subsidiaries. The Company's Consumer Finance Services segment includes consumer lending services conducted primarily under the name "Commercial Credit" and credit-related insurance and credit card services. The Company's Property & Casualty Insurance Services segment includes the operations of Travelers Property Casualty Corp. ("TAP"), an 83.4% owned subsidiary of the Company, and its subsidiary and affiliated property-casualty insurance companies, which provide a wide range of commercial and personal property and casualty insurance products and services to businesses, government units, associations and individuals. The Company's Life Insurance Services segment includes individual life insurance, annuities and pension programs which are offered primarily through The Travelers Insurance Company, The Travelers Life and Annuity Company and Primerica Life Insurance Company.

    In addition to its four business segments, the Company's Corporate and Other segment consists of unallocated expenses and earnings primarily related to interest, corporate administration, and certain corporate investments.

    The principal offices of the Company are located at 388 Greenwich Street, New York, New York 10013 and its telephone number is (212) 816-8000.

                                USE OF PROCEEDS
    The net proceeds from the sale of the Depositary Shares offered hereby will be used for general corporate purposes, which may include capital contributions to subsidiaries of the Company, the redemption of shares of the Company's preferred stock, and/or the reduction or refinancing of subsidiary borrowings.

                                 CAPITALIZATION
    The following table sets forth the capitalization of the Company at June 30, 1997, and as adjusted to give effect to (i) the issuance and sale of additional long-term debt of certain subsidiaries of the Company after June 30, 1997 through the date hereof, (ii) the issuance and sale of the Company's 6.213% Cumulative Preferred Stock, Series G (the "Series G Preferred Stock"), (iii) the issuance and sale of the Series H Preferred Stock represented by the Depositary Shares offered hereby, (iv) the redemption, on July 1, 1997, of all of the outstanding shares of the 9.25% Preferred Stock, Series D, of the Company (the "Series D Preferred Stock"), (v) the redemption, on July 28, 1997, of all of the outstanding shares of the 8.125% Cumulative Preferred Stock, Series A, of the Company (the "Series A Preferred Stock"), and (vi) the application of the proceeds from the issuance of such long-term debt, the Series G Preferred Stock, and the Series H Preferred Stock to the repayment of investment banking and brokerage borrowings and short-term borrowings and, in the case of the Series G Preferred Stock, the redemption of the Series A Preferred Stock and Series D Preferred Stock, as if such transactions had occurred on June 30, 1997.

                                                                                             AT JUNE 30, 1997
                                                                                         ------------------------
                                                                                         OUTSTANDING  AS ADJUSTED
                                                                                         -----------  -----------
                                                                                          (DOLLARS IN MILLIONS)
Debt:
  Investment banking and brokerage borrowings..........................................   $   4,268    $   4,018
  Short-term borrowings................................................................       2,812        1,912
  Long-term debt.......................................................................      11,122       12,272
                                                                                         -----------  -----------
    Total debt.........................................................................   $  18,202    $  18,202
TRV-Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trusts holding
 solely Junior Subordinated Debt Securities of TRV(1)..................................       1,000        1,000
                                                                                         -----------  -----------
TAP-Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trusts holding
 solely Junior Subordinated Debt Securities of TAP(2)..................................         900          900
                                                                                         -----------  -----------
Stockholders' equity:
  Preferred stock at aggregate liquidation value.......................................       1,075          800
  Common stock ($.01 par value; authorized shares: 1,500,000,000; issued shares:
    743,415,984 outstanding and as adjusted)...........................................           7            7
  Additional paid-in capital...........................................................       7,561        7,561
  Retained earnings....................................................................       8,524        8,524
  Treasury stock at cost (103,807,529 shares outstanding and as adjusted)..............      (2,958)      (2,958)
  Unrealized gain (loss) on investment securities......................................         436          436
  Other, principally unearned compensation.............................................        (407)        (407)
                                                                                         -----------  -----------
    Total stockholders' equity.........................................................      14,238       13,963
                                                                                         -----------  -----------
    Total capitalization...............................................................   $  34,340    $  34,065
                                                                                         -----------  -----------
                                                                                         -----------  -----------

------------------------
(1) The sole asset of Travelers Capital I is $412,372,000 aggregate principal amount of 8% junior subordinated deferrable interest debentures of the Company due September 30, 2036. The sole asset of Travelers Capital II is $412,372,000 aggregate principal amount of 7 3/4% junior subordinated deferrable interest debentures due December 1, 2036. The sole asset of Travelers Capital III is $206,186,000 aggregate principal amount of 7 5/8% junior subordinated deferrable interest debentures due December 1, 2036.
(2) The sole asset of TAP Capital I is $824,743,000 aggregate principal amount of 8.08% junior subordinated deferrable interest debentures of TAP due April 30, 2036. The sole asset of TAP Capital II is $103,093,000 aggregate principal amount of 8% junior subordinated deferrable interest debentures of TAP due May 15, 2036.

                RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
                           PREFERRED STOCK DIVIDENDS

                                                                                                          YEAR ENDED DECEMBER 31,
                                                                                    SIX MONTHS ENDED    ----------------------------
                                                                                     JUNE 30, 1997      1996  1995  1994  1993  1992
                                                                                   ------------------   ----  ----  ----  ----  ----
Ratio of earnings to combined fixed charges
 and preferred stock dividends...................................................         2.43          2.30  2.09  2.12  2.64  2.57

    The ratio of earnings to combined fixed charges and preferred stock dividends has been computed by dividing earnings from continuing operations before income taxes and fixed charges by the combined fixed charges and preferred stock dividends. For purposes of these ratios, fixed charges consist of interest expense and that portion of rentals deemed representative of the appropriate interest factor.

                    DESCRIPTION OF SERIES H PREFERRED STOCK
GENERAL

    The following description of the Series H Preferred Stock offered hereby supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Preferred Stock set forth in the Prospectus, to which reference is hereby made. The following summary of the terms and provisions of the Series H Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the Company's Restated Certificate of Incorporation, as amended (the "Certificate of Incorporation") and the Certificate of Designation of the Series H Preferred Stock (the "Certificate of Designation").

    Pursuant to action of the Board of Directors of the Company, the shares of Series H Preferred Stock represented by the Depositary Shares constitute a single series of Preferred Stock. As used herein the term "Board of Directors" means the Board of Directors of the Company and includes any duly authorized committee thereof. The Series H Preferred Stock is not convertible into shares of any other class or series of stock of the Company. Shares of Series H Preferred Stock have no preemptive rights. Any shares of Series H Preferred Stock that are surrendered for redemption will be returned to the status of authorized and unissued Preferred Stock.

    The Bank of New York is the registrar, transfer agent and dividend disbursing agent for the shares of Series H Preferred Stock and also serves as the Depositary for the Series H Preferred Stock.

VOTING RIGHTS

    Holders of Series H Preferred Stock will not have any voting rights except as set forth below or as otherwise from time to time required by law. If six quarterly dividends (whether or not consecutive) payable on shares of Series H Preferred Stock are in arrears at the time of the record date to determine stockholders for any annual meeting of stockholders of the Company, the number of directors of the Company will be increased by two, and the holders of shares of Series H Preferred Stock (voting separately as a class with the holders of shares of any one or more other series of Preferred Stock upon which like voting rights have been conferred and are exercisable) will be entitled at such annual meeting of stockholders to elect two directors of the Company, with the remaining directors of the Company to be elected by the holders of shares of any other class or classes or series of stock entitled to vote therefor. Any director who has been so elected may be removed at any time, with or without cause, only by the affirmative vote of the holders of the shares at the time entitled to cast a majority of the votes entitled to be cast for the election of any such director at a special meeting of such holders called for that purpose, and any vacancy thereby created may be filled by the vote of such holders. If a vacancy occurs among the directors elected pursuant to such special voting right, other than by removal from office, such vacancy may be filled by the remaining director so elected, or his successor in office. Such voting rights will continue until all dividend arrearages on the Series H Preferred Stock have been paid or declared and set apart for payment. Upon the termination of each such special voting right, the terms of office of all persons who may have been elected pursuant to such special voting right shall immediately terminate, and the number of directors of the Company will be decreased by two. Holders of shares of Series H Preferred Stock will have one vote for each share held.

    Without the consent of the holders of shares entitled to cast at least two-thirds of the votes entitled to be cast by the holders of the total number of shares of Preferred Stock then outstanding, voting separately as a class without regard to series, with the holders of shares of Series H Preferred Stock being entitled to cast one vote per share, the Company may not: (a) create any class of stock that will have preference as to dividends or distributions of assets over the Series H Preferred Stock or (b) alter or change the provisions of the Certificate of Incorporation (including any Certificate of Amendment or Certificate of Designation relating to the Series H Preferred Stock) so as to adversely affect the powers, preferences or rights of the holders of shares of Series H Preferred Stock; provided, however, that if such creation or such alteration or change would adversely affect the powers, preferences or rights of one or more, but not all, series of Preferred Stock at the time outstanding, such alteration or change shall require consent of the holders of shares entitled to cast at least two-thirds of the votes entitled to be cast by the holders of all of the shares of all such series so affected, voting as a class.

DIVIDENDS

    Holders of shares of Series H Preferred Stock are entitled to receive, when and as declared by the Board of Directors out of funds legally available therefor, cash dividends payable quarterly at the rate of 6.231% per annum. Dividends on shares of Series H Preferred Stock will be payable quarterly on February 1, May 1, August 1 and November 1 of each year, commencing November 1, 1997, for each of the quarterly periods beginning November 1, February 1, May 1 and August 1, respectively, and ending on and including the day next preceding the first day of the next such quarterly period. Dividends on each share of the Series H Preferred Stock will be cumulative from the date of initial issuance of shares of Series H Preferred Stock. Dividends will be payable to holders of record as they appear on the stock register of the Company on the record date for each such payment which will be fixed in advance by the Board of Directors and will be not more than 60 days nor less than 10 days preceding the payment date thereof. Dividends payable on the Series H Preferred Stock for any period less than a full dividend period (a "Dividend Period") shall be computed on the basis of the actual number of days elapsed in the Dividend Period divided by the actual number of days in the Dividend Period. No interest will be payable in respect of any dividend payment that is in arrears. If there are outstanding shares of any other class or series of Preferred Stock of the Company ranking on a parity as to dividends with the shares of Series H Preferred Stock, then in making any dividend payment on account of arrears on the Series H Preferred Stock or such other class or series of Preferred Stock, the Company will make payments ratably upon all outstanding shares of Series H Preferred Stock and such other class or series in proportion to the respective amounts of dividends in arrears upon all such outstanding shares of Series H Preferred Stock and such other class or series of preferred stock to the date of such dividend payment.

    If, prior to 18 months after the date of the original issuance of the Series H Preferred Stock, one or more amendments to the Internal Revenue Code of 1986, as amended (the "Code"), are enacted that reduce the percentage of the dividends-received deduction for certain corporations (currently 70%) as specified in section 243(a)(1) of the Code or any successor provision (the "Dividends-Received Percentage"), certain adjustments may be made in respect of the dividends payable by the Company, and Post Declaration Date Dividends and Retroactive Dividends (as such terms are defined below) may become payable, as described below.

    The amount of each dividend payable (if declared) per share of Series H Preferred Stock for dividend payments made on or after the effective date of such change in the Code will be adjusted by multiplying the amount of the dividend payable described above (before adjustment) by the following fraction (the "DRD Formula"), and rounding the result to the nearest cent (with one-half cent rounded up):

                                                    1- .35(1- .70)
                                             ---------------------------
                                                    1- .35(1-DRP)

    For the purposes of the DRD Formula, "DRP" means the Dividends-Received Percentage (expressed as a decimal) applicable to the dividend in question; provided, however, that if the Dividends-Received Percentage applicable to the dividend in question shall be less than 50%, then the DRP shall equal .50. No amendment to the Code, other than a change in the percentage of the dividends-received deduction set forth in section 243(a)(1) of the Code or any successor provision thereto, will give rise to an adjustment. Notwithstanding the foregoing provisions, if, with respect to any such amendment, the Company receives either an unqualified opinion of nationally recognized independent tax counsel selected by the Company or a private letter ruling or similar form of authorization from the Internal Revenue Service ("IRS") to the effect that such amendment does not apply to a dividend payable on the Series H Preferred Stock, then such amendment will not result in the adjustment provided for pursuant to the DRD Formula with respect to such dividend. The opinion referenced in the previous sentence shall be based upon the legislation amending or establishing the DRP or upon a published pronouncement of the IRS addressing such legislation. Unless the context otherwise requires, references to dividends in this Prospectus Supplement and the accompanying Prospectus mean dividends as adjusted by the DRD Formula. The Company's calculation of the dividends payable, as so adjusted and as certified accurate as to calculation and reasonable as to method by the independent certified public accountants then regularly engaged by the Company, shall be final and not subject to review absent manifest error.

    Notwithstanding the foregoing, if any such amendment to the Code is enacted after the dividend payable on a dividend payment date has been declared, the amount of the dividend payable on such dividend payment date will not be increased; instead, additional dividends (the "Post Declaration Date Dividends") equal to the excess, if any, of (x) the product of the dividend paid by the Company on such dividend payment date and the DRD Formula (where the DRP used in the DRD Formula would be equal to the greater of the Dividend-Received Percentage applicable to the dividend in question and .50) over (y) the dividend paid by the Company on such dividend payment date, will be payable (if declared) to holders of Series H Preferred Stock on the record date applicable to the next succeeding dividend payment date or, if the Series H Preferred Stock is called for redemption prior to such record date, to holders of Series H Preferred Stock on the applicable redemption date, as the case may be, in addition to any other amounts payable on such date.

    If any such amendment to the Code is enacted and the reduction in the Dividends-Received Percentage retroactively applies to a dividend payment date as to which the Company previously paid dividends on the Series H Preferred Stock (each, an "Affected Dividend Payment Date"), the Company will pay (if declared) additional dividends (the "Retroactive Dividends") to holders of Series H Preferred Stock on the record date applicable to the next succeeding dividend payment date (or, if such amendment is enacted after the dividend payable on such dividend payment date has been declared, to holders of Series H Preferred Stock on the record date following the date of enactment) or, if the Series H Preferred Stock is called for redemption prior to such record date, to holders of Series H Preferred Stock on the applicable redemption date, as the case may be, in an amount equal to the excess of (x) the product of the dividend paid by the Company on each Affected Dividend Payment Date and the DRD Formula (where the DRP used in the DRD Formula would be equal to the greater of the Dividends-Received Percentage and .50 applied to each Affected Dividend Payment
Date) over (y) the sum of the dividend paid by the Company on each Affected Dividend Payment Date. The Company will only make one payment of Retroactive Dividends for any such amendment. Notwithstanding the foregoing provisions, if, with respect to any such amendment, the Company receives either an unqualified opinion of nationally recognized independent tax counsel selected by the Company or a private letter ruling or similar form of authorization from the IRS to the effect that such amendment does not apply to a dividend payable on an Affected Dividend Payment Date for the Series H Preferred Stock, then such amendment will not result in the payment of Retroactive Dividends with respect to such Affected Dividend Payment Date. The opinion referenced in the previous sentence shall be based upon the legislation amending or establishing the DRP or upon a published pronouncement of the IRS addressing such legislation.

    Notwithstanding the foregoing, no adjustment in the dividends payable by the Company shall be made, and no Post Declaration Date Dividends or Retroactive Dividends shall be payable by the Company, in respect of the enactment of any amendment to the Code 18 months or more after the date of original issuance of the Series H Preferred Stock that reduces the Dividends-Received Percentage.

    In the event that the amount of dividends payable per share of the Series H Preferred Stock is adjusted pursuant to the DRD Formula and/or Post Declaration Date Dividends or Retroactive Dividends are to be paid, the Company will give notice of each such adjustment and, if applicable, any Post Declaration Date Dividends and Retroactive Dividends to the holders of Series H Preferred Stock.

OPTIONAL REDEMPTION

    The Series H Preferred Stock is not subject to any mandatory redemption, pursuant to a sinking fund or otherwise. The Series H Preferred Stock is not redeemable prior to September 8, 2007. On or after such date the Series H Preferred Stock will be redeemable at the option of the Company, in whole or in part, upon not less than 30 days' and no more than 90 days' notice, at a redemption price equal to $250.00 per share (equivalent to $50 per Depositary Share), plus accrued and accumulated but unpaid dividends to but excluding the date fixed for redemption. Dividends will cease to accrue from and after the redemption date on shares of Series H Preferred Stock so called for redemption, and all rights of holders thereof as stockholders of the Company (except the right to receive the redemption price) will cease as of such date. If full cumulative dividends on the Series H Preferred Stock have not been paid or declared and set apart for payment, or if any matured obligations of the Company with respect to any sinking funds, retirement funds or purchase funds for all series of Preferred Stock then outstanding have not been met, the Series H Preferred Stock may not be redeemed in part and the Company may not purchase or acquire any shares of Series H Preferred Stock otherwise than pursuant to a purchase or exchange offer made on the same terms to all holders of the Series H Preferred Stock. If fewer than all the outstanding shares of Series H Preferred Stock are to be redeemed, the Company will select those to be redeemed by lot or PRO RATA or by any other method as may be determined by the Board of Directors to be equitable.

LIQUIDATION PREFERENCE

    In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of Series H Preferred Stock will be entitled to receive out of the assets of the Company available for distribution to stockholders, after provision has been made for payment of any liquidation preference of any other class of stock of the Company ranking senior to the Series H Preferred Stock as to rights upon liquidation, dissolution or winding up and before any distribution of assets is made in respect of (i) any other shares of preferred stock that may be issued in the future and that rank junior to the Series H Preferred Stock as to rights upon liquidation, dissolution or winding up or (ii) shares of Common Stock, liquidating distributions in the amount of $250.00 per share (equivalent to $50.00 per Depositary Share), plus accrued and accumulated but unpaid dividends to the date of final distribution. After payment of the full preferential amount to which they are entitled, the holders of shares of Series H Preferred Stock will not be entitled to any further participation in any distribution of assets by the Company. If the assets available for distribution are insufficient to pay holders of shares of Series H Preferred Stock and of any other shares of stock of the Company ranking as to any such distribution on a parity with the Series H Preferred Stock the full preferential amount to which they are entitled, then such assets shall be distributed ratably among the shares of all Series H Preferred Stock and of such other shares in accordance with the respective preferential amounts (including unpaid cumulative dividends, if any) payable with respect thereto.

                        DESCRIPTION OF DEPOSITARY SHARES

GENERAL

    The Company will issue receipts ("Depositary Receipts") for Depositary Shares, each of which will represent one-fifth ( 1/5th) of a share of Series H Preferred Stock. The shares of Series H Preferred Stock represented by Depositary Shares will be deposited under the Deposit Agreement (the "Deposit Agreement") among the Company, The Bank of New York (the "Depositary") and the holders from time to time of the Depositary Receipts. Subject to the terms of the Deposit Agreement, each owner of a Depositary Share will be entitled, in proportion to the applicable fraction of a share of Series H Preferred Stock represented by such Depositary Share, to all the rights and preferences of the Series H Preferred Stock represented thereby (including dividend, voting, redemption and liquidation rights).

    The Depositary Shares will be evidenced by Depositary Receipts issued pursuant to the Deposit Agreement. Immediately following the issuance and delivery of the Series H Preferred Stock by the Company to the Depositary as contemplated in the Deposit Agreement, the Depositary will issue the Depositary Receipts representing the Depositary Shares to the Underwriters. A copy of the form of Deposit Agreement, including the form of Depositary Receipt, is filed as an exhibit to the Registration Statement of which the Prospectus is a part, and the following summary is qualified in its entirety by reference thereto.

DIVIDENDS AND OTHER DISTRIBUTIONS

    The Depositary will distribute all dividends and other cash distributions received in respect of the Series H Preferred Stock to the record holders of Depositary Shares in proportion to the number of such Depositary Shares owned by such holders, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the Depositary.

    In the event of a distribution other than in cash, the Depositary will distribute property received by it to the record holders of Depositary Shares entitled thereto, as nearly as practicable in proportion to the number of such Depositary Shares held by them, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the Depositary, unless the Depositary in consultation with the Company determines that it is not feasible to make such distribution in which case the Depositary may, with the approval of the Company, adopt such method as it deems practicable including sale of such property and distribution of the net proceeds from such sale to the holders of Depositary Shares.

TAXES AND OTHER GOVERNMENTAL CHARGES

    The amount paid as dividends or otherwise distributable by the Depositary with respect to the Depositary Shares or the underlying shares of Series H Preferred Stock will be reduced by any amounts required to be withheld by the Company or the Depositary on account of taxes or other governmental charges. The Depositary may refuse to make any such payment or distribution, or any transfer, exchange or withdrawal of any Depositary Shares or shares of Series H Preferred Stock, until such taxes or other governmental charges are paid.

REDEMPTION OF DEPOSITARY SHARES

    If the Company redeems the Series H Preferred Stock represented by the Depositary Shares in whole or in part, the Depositary will redeem as of the same redemption date the number of Depositary Shares representing shares of the Series H Preferred Stock so redeemed, upon payment by the Company to the Depositary of the redemption price of such shares of Series H Preferred Stock to be redeemed plus an amount equal to any accrued and unpaid dividends thereon to the date fixed for redemption. See "Description of Series H Preferred Stock--Optional Redemption" above. The redemption price per

Depositary Share will be equal to 1/5th of the redemption price per share payable with respect to the Series H Preferred Stock. If fewer than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected by lot, PRO RATA (subject to rounding to avoid fractions of Depositary Shares) or by any other equitable method determined by the Company.

WITHDRAWAL OF SERIES H PREFERRED STOCK

    Upon surrender of the Depositary Receipts at the corporate trust office of the Depositary and upon payment of the taxes, charges and fees provided for in the Deposit Agreement and subject to the terms thereof, the holder of the Depositary Shares evidenced thereby is entitled to delivery of the number of whole shares of the Series H Preferred Stock and any money or property represented by such Depositary Shares. Holders of Depositary Shares will be entitled to receive whole shares of Series H Preferred Stock, but holders of such whole shares of Series H Preferred Stock will not thereafter be entitled to deposit such shares with the Depositary or to receive Depositary Shares therefor. If the Depositary Receipts delivered by the holder evidence a number of Depositary Shares in excess of the number of Depositary Shares representing the number of whole shares of Series H Preferred Stock to be withdrawn, the Depositary will deliver to such holder, or upon his or her order, at the same time a new Depositary Receipt evidencing such excess number of Depositary Shares. The Company will apply to list the Depositary Shares on the New York Stock Exchange, but does not expect that there will be any public trading market for the shares of Series H Preferred Stock, except as represented by the Depositary Shares.

VOTING THE SERIES H PREFERRED STOCK

    Because each Depositary Share represents ownership of 1/5th of a share of Series H Preferred Stock, holders of Depositary Shares will be entitled to 1/5th of a vote per Depositary Share under the limited circumstances in which the holders of Series H Preferred Stock are entitled to vote.

    Upon receipt of notice of any meeting at which the holders of shares of Series H Preferred Stock are entitled to vote, the Depositary will mail the information contained in such notice of meeting to the record holders of the Depositary Shares relating to the Series H Preferred Stock. Each record holder of such Depositary Shares on the record date (which will be the same date as the record date for the Series H Preferred Stock) will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the number of shares of Series H Preferred Stock represented by such holder's Depositary Shares. The Depositary will endeavor, insofar as practicable, to vote the number of shares (including fractional shares) of Series H Preferred Stock represented by such Depositary Shares in accordance with such instructions, and the Company will agree to take all actions reasonably deemed necessary by the Depositary in order to enable the Depositary to do so. The Depositary will vote all shares of Series H Preferred Stock held by it proportionately with instructions received, to the extent it does not receive specific instructions from the holders of Depositary Shares representing shares of the Series H Preferred Stock.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in the Underwriting Agreement, each of the Underwriters named below has severally agreed to purchase, and the Company has agreed to sell to each Underwriter, the number of Depositary Shares set forth opposite its name:

                                                             NUMBER OF
             UNDERWRITER                                 DEPOSITARY SHARES
--------------------------------------------------  ---------------------------
Smith Barney Inc..................................           2,000,000
Lehman Brothers Inc...............................           2,000,000
                                                            ----------
  Total...........................................           4,000,000
                                                            ----------
                                                            ----------

    The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Depositary Shares are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are committed to take and pay for all of the Depositary Shares if any are taken.

    The Underwriters propose to offer part of the Depositary Shares directly to the public at the public offering price set forth on the cover page hereof and to certain dealers at such price less a concession not in excess of $.60 per Depositary Share. The Underwriters may allow, and such dealers may reallow, a concession, not in excess of $.30 per Depositary Share, on sales to certain other dealers. After the initial public offering, the public offering price and the concessions may be changed by the Underwriters.

    The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the Underwriters may be required to make in respect thereof.

    In connection with the offering of the Depositary Shares and in accordance with applicable law and industry practice, the Underwriters may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Depositary Shares at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid, or the effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of a security. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. A penalty bid means an arrangement that permits the managing underwriter to reclaim a selling concession from a syndicate member in connection with the offering when Depositary Shares originally sold by the syndicate member are purchased in syndicate covering transactions. Such transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise. The Underwriters are not required to engage in any of these activities. Any such activities, if commenced, may be discontinued at any time.

    Smith Barney Inc. ("Smith Barney") is an indirect, wholly owned subsidiary of the Company. The offering of Depositary Shares will comply with the requirements of Rule 2720 of the Conduct Rules of the NASD regarding a NASD member firm's underwriting securities of an affiliate. Certain of the Underwriters and their affiliates have in the past provided, and may in the future provide, investment and/or commercial banking services to the Company and its subsidiaries in the ordinary course of business.

    Following the initial distribution of the Depositary Shares, Smith Barney may offer and sell Depositary Shares in the course of its business as a broker-dealer (subject to obtaining any necessary approval of the New York Stock Exchange for any such offers and sales). Smith Barney may act as principal or agent in such transactions. This Prospectus Supplement and the Prospectus may be used by Smith Barney in connection with such transactions. Such sales, if any, will be made at varying prices related to prevailing market prices at the time of sale. Smith Barney is not obligated to make a market in the Depositary Shares and may discontinue any market-making activities at any time without notice.

    Following the initial distribution of the Depositary Shares, application will be made to list the Depositary Shares on the New York Stock Exchange. Trading of the Depositary Shares on the New York Stock Exchange is expected to commence within a 30-day period after the initial delivery of the Depositary Shares.

                                 LEGAL MATTERS

    The validity of the Preferred Stock and the Depositary Shares and certain matters relating thereto will be passed upon for the Company by Charles O. Prince, III. Certain legal matters will be passed upon for the Underwriters by Dewey Ballantine, New York, New York. Mr. Prince, Executive Vice President, General Counsel and Secretary of the Company, beneficially owns, or has rights to acquire under the Company's employee benefit plans, an aggregate of less than 1% of the common stock of the Company.

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    NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE
ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AND IF GIVEN OR MADE SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY OF THE UNDERWRITERS. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFERS OR SOLICITATIONS IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS OR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.
                            ------------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                    PAGE
                                                    ----
The Company.......................................   S-2
Use of Proceeds...................................   S-3
Capitalization....................................   S-3
Ratio of Earnings to Combined Fixed Charges and
  Preferred Stock Dividends.......................   S-4
Description of Series H Preferred Stock...........   S-4
Description of Depositary Shares..................   S-8
Underwriting......................................  S-10
Legal Matters.....................................  S-11

                       PROSPECTUS

Available Information.............................     3
Incorporation of Certain Documents by Reference...     4
The Company.......................................     5
TRV Trusts........................................     5
Use of Proceeds...................................     6
Ratio of Earnings to Combined Fixed Charges and
  Preferred Stock Dividends.......................     6
Description of Junior Subordinated Debt
  Securities......................................     7
Description of Preferred Securities...............    12
Description of Guarantees.........................    14
Description of Capital Stock......................    16
Description of Preferred Stock Offered Hereby.....    18
Description of Depositary Shares..................    20
Plan of Distribution..............................    22
Legal Matters.....................................    24
Experts...........................................    24

                                4,000,000 SHARES

                              TRAVELERS GROUP INC.

                            DEPOSITARY SHARES, EACH
                              REPRESENTING A 1/5TH
                             INTEREST IN A SHARE OF
                               6.231% CUMULATIVE
                                PREFERRED STOCK,
                                    SERIES H

                                     ------

                             PROSPECTUS SUPPLEMENT
                               SEPTEMBER 3, 1997

                                    --------

                               SMITH BARNEY INC.
                                LEHMAN BROTHERS

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